UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            WTAA INTERNATIONAL, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                    92933Q200
                                 (CUSIP Number)

                  Colin Vance Campbell 1027 South Rainbow Blvd.
                Unit 391, Las Vegas, Nevada 89145 (702) 341-6622
                  (Name, Address and Telephone number of Person
                Authorized to Receive Notices and Communications)

                              November 19th, 2001.
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP  NO.     92900Q200

Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

1.   David  Strebinger

2.   Check  the  Appropriate  Box  if  a  Member  of  A  Group

          [a]
      x   [b]

3.   SEC  Use  Only


4.   Citizenship  or  Place  of  Organization

     Canadian


5.   Sole  Voting  Power

     NAME AND
     AMOUNT BENEFICIALLY OWNED          PERCENT OF CLASS          TYPE

     David Strebinger 150,000
     common shares                             0.9%          Sole Voting Power

     David Strebinger 75,000 Common
     Share Purchase Warrants                   10%           Sole Voting Power

6.   Shared  Voting  Power

     N/A

7.   Sole  Dispositive  Power

     NAME AND
     AMOUNT BENEFICIALLY OWNED          PERCENT OF CLASS          TYPE

     David Strebinger 150,000                 0.9%           Sole Dispositive
     Common                                                       Power

     David Strebinger 75,000 Common
     Share Purchase Warrants                  10%            Sole Dispositive
                                                                  Power

8.   Shared  Dispositive  Power

     N/A


9.   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

     NAME                      NUMBER OF SHARES            PERCENT OF CLASS

     David Strebinger          150,000 common shares          0.9%
     David strebinger          75000 common share
                               Purchase warrants               10%

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


11.  Percent  of  Class  Represented  by Amount in Row (9) 0.9% common shares
                                                               10% Common share
                                                               Purchase warrants

12.  Type  of  Reporting  Person

IN


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By  signing  below,  I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set for in this statement is true, complete and correct.

                                                             November 28th, 2001
                                                                            DATE

                                                            /s/ David Strebinger
                                                                       SIGNATURE
                                                                David Strebinger
                                                                      NAME/TITLE


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